SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 3)1
LiveWire Mobile, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
53837P102

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 16, 2009

(Date of Event which Requires Filing of this
Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
Continued on following pages

1   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

13D/A3

CUSIP No.	53837P102	Page	2	of	6

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,994,298

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,821,538

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,994,298

WITH	10	SHARED DISPOSITIVE POWER

		2,821,538

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,815,836

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.5%

14	TYPE OF REPORTING PERSON*

	IA-OO

     This constitutes Amendment No. 3 to the statement on Schedule 13D (the “Amendment No. 3”), filed on behalf of Lloyd I. Miller, III (“Miller” or “Reporting Person”), dated October 21, 2008 (the “Statement”), relating to the common stock (the “Common Stock”), of LiveWire Mobile, Inc. (f/k/a NMS Communications Corporation) (the “Company”). This Amendment No. 3 is being filed to report that since Amendment No. 2 to the Statement (the “Amendment No. 2”), dated December 30, 2008, a material change occurred to Miller’s beneficial ownership percentage of the Shares of the Company. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
     Miller is the investment advisor to the trustee of Trust A-4, Trust C and Trust D (the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, Trust A was split into four separate trusts one of which was Trust A-4. All of the Shares purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares in Trust A-4 was $1,685,890.98. All of the Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares in Trust C was $33,659.80. All of the Shares purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the Shares in Trust D was $2,655.63.
     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II, dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares in Milfam II was $1,134,483.83.
     Miller has shared investment and dispositive power with the Client (as defined below) over Shares held by a custody account (the “July 2008 Account”), which account was created pursuant to that certain Custody Agreement and related Letter of Direction to Custodian, each between PNC Bank, National Association, as custodian, and its client named therein (the “Client”), and each dated July 28, 2008. All of the Shares purchased by the July 2008 Account were purchased with funds generated and held by the July 2008 Account. The aggregate purchase price for the Shares purchased by the July 2008 Account was $26,186.81.

Item 5. Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Miller may be deemed to beneficially own 4,815,836 Shares of the Company (10.5% of the total number of outstanding Shares, based on 45,941,700 Shares outstanding as reported in the Company’s 10-Q filed on November 10, 2008). As of the date hereof, 2,386,871 of such beneficially owned Shares of the Company are owned of record by Trust A-4; 108,580 of such beneficially owned Shares of the Company are owned of record by Trust C; 27,954 of such beneficially owned Shares of the Company are owned of record by Trust D; 1,994,298 of such beneficially owned Shares of the Company are owned of record by Milfam II; and 298,133 of such beneficially owned Shares of the Company are owned of record by the July 2008 Account.
     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4, Trust C, Trust D and the July 2008 Account. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II.
     (c) The following table details the transactions effected by Miller since the filing of Amendment No. 2.
MILFAM II L.P.

Date of Transaction	Number of Shares Purchased	Price Per Share
January 14, 2009	35,695	$0.1500
January 15, 2009	120,909	$0.1453
January 16, 2009	190,000	$0.1400
January 20, 2009	110,000	$0.1282
January 21, 2009	66,900	$0.1150

	TRUST A-4

Date of Transaction	Number of Shares Purchased	Price Per Share
January 2, 2009	34,800	$0.1050
January 7, 2009	34,100	$0.1339
January 9, 2009	16,156	$0.1500
January 12, 2009	169,944	$0.1499

     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: January 23, 2009

By:	/s/ Lloyd I. Miller, III Lloyd I. Miller, III